

Andy Raeder · 3rd in

Managing Partner at EMA Partners, LLC, Registered Investment Banking Agent with Series 79, 62, and 63 licenses.

Evergreen, Colorado, United States · 500+ connections ·

Contact info

EMA Partners, LLC

University of Michigan - Stephen M. Ross School o

Experience

Managing Member
EMA Partners, LLC
Aug 2002 – Present · 18 yrs 8 mos

Middle market M&A, sell side, IP licensing, and targeted buy-side research and support.

Securities offered through M&A Securities Group, Inc. Any third party posts linked to this site should not be considered to represent my views, the views of EMA Partners, or the views of MAS.

Board Member
Life Magnetics
Sep 2018 – Present · 2 yrs 7 mos

Life Magnetics is currently commercializing its proprietary, carbon-based surface chemistry for RNA extraction.

Partner

Suffield Financial Group
1999 – 2001 · 2 yrs
Connecticut

President
AeroSport, Inc.
1999 – 2000 · 1 yr

After securing a 510(k) clearance for AeroSport's metabolic analysis device, we sold the company to Angeion, Inc. (NASDAQ), which subsequently became MGC Diagnostics, Inc.

President
bePuzzled
1992 – 2000 · 8 yrs
Hartford, Connecticut Area

After doubling the company's size and quadrupling profitability, we sold bePuzzled to University Games, which still carries the product line.

Education

University of Michigan - Stephen M. Ross School of Business
MBA
1989 – 1991

Princeton University
BA, English
1983 – 1987

Skills & endorsements

Private Equity · 21


Endorsed by **David Corsaut, who is highly skilled at this**

Mergers & Acquisitions · 17

Ron Suponcic and 16 connections have given endorsements for this skill

Investments · 12

John Hartnett and 11 connections have given endorsements for this skill

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